PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

November 8, 2021

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ John Cash
Perry Hindin/ Anne Parker

Re:	PHOENIX MOTOR INC.
Amendment No.1 to Draft Registration Statement on Form S-1
Submitted October 4, 2021
Filed No. 377-05406

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 1, 2021 with respect to the Amendment No.1 to Draft Registration Statement on Form S-1 (the “S-1”) confidentially submitted to the SEC on October 4, 2021 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.	We note your response to prior comment 18 that “substantially all members of SPI’s executive team including CEO and COO are based outside of China, and substantially all of SPI’s business operations are outside of China.” Please confirm whether your reference to "China" includes Hong Kong. Please also provide further detail to explain what you mean by “substantially” and describe the nature of your operations in China and/or Hong Kong.

Company Response:

-	We confirm that our reference to “China” includes Hong Kong.

-	By “substantially”, we meant only the newly appointed CFO and one none-managerial level employee work remotely from China while all other members of SPI’s executive team including CEO and COO, and over 99% of SPI’s employees are based outside of China including Hong Kong. Additionally, on November 5, 2021, SPI announced plans to relocate its corporate headquarters from Hong Kong to Santa Clara, California.

-	As disclosed by SPI in its filings, SPI has had no operations in China and/or Hong Kong for the last two years. The following table details SPI’s net sales by geographic location of customers for the periods indicated:

	For the years ended December 31,
	2019		2020

	($ in thousands except percentage)
United Kingdom	979	1.0%	1,023	0.7%
Australia	80,518	82.3%	113,504	81.9%
United States	4,320	4.4%	16,862	12.2%
Greece	1,138	1.2%	2,795	2.0%
Japan	9,563	9.8%	3,788	2.7%
Italy	1,365	1.4%	656	0.5%
	97,883	100%	138,628	100.0%

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, joem@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ Joseph R. Mitchell
Name: Joseph R. Mitchell
Title: Chief Executive Officer